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[LOGO] Sandler O'Neill
       & Partners, L.P.


                                                        INVESTMENT BANKING GROUP
                      ----------------------------------------------------------
                                   919 Third Avenue, 6th Fl., New York, NY 10022
                                                  Tel: 212.466.7700/800.635.6855
                                                               Fax: 212.466.7711


                                                           February 9, 2004


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


        Re:     Brooklyn Federal Bancorp, Inc.
                Registration Statement on Form S-1 (File No. 333-121580) Request for Acceleration of Effectiveness
                --------------------------------------------------------


Ladies and Gentlemen:

        In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby join Brooklyn Federal Bancorp, Inc. (the "Company") in requesting that the Company's above-referenced Registration Statement on Form S-1 be declared effective at 2:00 p.m. on Friday, February 11, 2004, or as soon thereafter as is practicable.

                                        Very truly yours,

                                        SANDLER O'NEILL & PARTNERS, L.P.
                                        By: Sandler O'Neill & Partners Corp.,
                                               the sole general partner


                                        /s/ Patricia A. Murphy
                                        --------------------------------------
                                        Patricia A. Murphy
                                        Authorized Signatory
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                         BROOKLYN FEDERAL BANCORP, INC.
                                 81 COURT STREET
                            BROOKLYN, NEW YORK 11201
                            TELEPHONE: (718) 855-8500
                            FACSIMILE: (718) 858-5171


February 9, 2005

VIA FACSIMILE AND EDGAR
(202) 942-9530

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        RE: BROOKLYN FEDERAL BANCORP, INC. (REGISTRATION NUMBER 333-121580) REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

        On behalf of Brooklyn Federal Bancorp, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form S-1 be declared effective on February 11, 2005, at 2:00 p.m., or as soon thereafter as is practicable.

        The Company hereby acknowledges that:

        o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                           Very truly yours,

                                           /s/ Angelo J. Di Lorenzo
                                           Angelo J. Di Lorenzo
                                           President and Chief Executive Officer